

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2013

Via E-mail
Mr. Richard B. Cribbs
 Chief Financial Officer
Covenant Transportation Group, Inc.
400 Birmingham Highway
Chattanooga, Tennessee 37419

> **Re: Covenant Transportation Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 28, 2013**
> **File No. 0-24960**

Dear Mr. Cribbs:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Management's discussion and analysis of financial condition and results of operations, page 21

Results of consolidated operations, page 22

1. One of the tables provided sets forth the percentage relationship of your income statement line items to freight revenue. We note that you define freight revenue as total revenue less fuel surcharges. Since fuel surcharges are eliminated from revenue and subtracted from fuel expense, the percentages presented in this table appear to represent non-GAAP measures. In addition, since this table mirrors the income statement presentation on page 45, it appears that you are presenting a non-GAAP income statement. Such presentation is prohibited by Item 10(e) of Regulation S-K, as it may attach undue prominence to the non-GAAP information. Also, your presentation uses titles or descriptions of non-GAAP financial

measures that are the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures. Therefore, please revise to discontinue your current presentation. For additional guidance, see Question 102.10 of the Securities Act Rules Compliance and Disclosure Interpretations, available on our website.

2. Your discussion of operating results for certain expense line items is focused on the changes in expenses as a percentage of freight revenue, instead of total revenues. Please note that a discussion focused on changes in expenses as a percentage of freight revenues, instead of total revenues, in lieu of a discussion of GAAP results is prohibited. In particular, Item 10(e)(1)(i) of Regulation S-K requires that you present the most directly comparable financial measure or measures calculated in accordance with Generally Accepted Accounting Principles with equal or greater prominence. Please revise as appropriate.

3. It appears that you do not provide a quantitative reconciliation of your non-GAAP financial measure to the most directly comparable GAAP financial measure. As such, please revise to disclose the most directly comparable GAAP financial measure and provide reconciliation to such measure as required by Item 10(e)(1)(i) of Regulations S-K.

Results of Segment Operations, page 27

4. Your discussion of segment operating expenses is significantly limited and in the context of operating income. In this regard, it appears that you should revise your discussion to include on a more robust discussion of material segment operating expenses, and significant changes thereto, on an individual basis and outside the context of operating income.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Beverly A. Singleton at (202) 551-3328 or Juan Migone, Review Accountant, at (202) 551-3312 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or Susan Block, Attorney-Advisor, at (202) 551-3210 or me at (202) 551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief